Filed by Rayonier Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

(Commission File No. 001-32729)

Date: November 6, 2025

The following includes excerpts from a transcript of the third-quarter 2025 earnings call held by Rayonier Inc. on November 6, 2025 related to the proposed combination of Rayonier and PotlatchDeltic in an all-stock merger-of-equals transaction. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Rayonier Inc. FQ3 2025 Earnings Call

November 6, 2025

10am ET

Mark D. McHugh

Thanks, Collin. Good morning, everyone. Before turning to our third quarter results, I’d like to briefly touch on the proposed merger of equals transaction that we announced with PotlatchDeltic on October 14. As detailed on our joint conference call a few weeks ago, we believe that this transaction will deliver significant strategic and financial benefits beyond what either company could achieve independently, including roughly $40 million of estimated run rate synergies. The combination will create a premier land resources company with a high-quality and well-diversified timberland portfolio spanning over 4 million acres, a dynamic real estate platform and a well-positioned wood products manufacturing business.

The merger will drive — will further drive enhanced opportunities to grow our land-based solutions and Natural Climate Solutions business, given our increased scale and complementary revenue streams. The combined company will benefit from a strong balance sheet, exceptional talent pool and a shared focus on disciplined capital allocation. I’m both excited and confident about the long-term value creation potential of this merger for our shareholders.

The merger remains on track to close in late first quarter or early second quarter of 2026, subject to the satisfaction of customary closing conditions, including the receipt of required regulatory approvals and the approval of Rayonier and PotlatchDeltic shareholders. I’ve been pleased by the progress made during the initial phases of our integration planning, which is a testament to the cultural alignment of the two companies. Both organizations are very focused on the opportunity to create value for our shareholders through synergies, operational efficiencies and the sharing of best practices, and we look forward to providing further updates as we get closer to closing.

. . .

April J. Tice

During the third quarter, we repurchased 1.2 million shares at an average price of $24.55 per share or $30 million in total, as we continue to believe that share repurchases represent a compelling use of capital. As of September 30, we had $232 million remaining on our current share repurchase authorization. However, given our pending merger with PotlatchDeltic, our ability to repurchase shares has been and will continue to be limited prior to the closing.

. . .

Mark D. McHugh

Turning to the merger with PotlatchDeltic. I see a tremendous runway for the combined company as significant strategic and financial benefits will be realized by combining our portfolios and our teams. Our shareholders will benefit from a more diversified timberland portfolio, a complementary Wood Products manufacturing business and an enhanced platform to unlock value through HBU real estate opportunities as well as natural climate and land-based solutions. We continue to estimate run rate synergies of $40 million by the end of year 2, which will be primarily driven by corporate and operational cost optimization. Integration planning is progressing well, and our teams are working to position the combined company to hit the ground running following the closing of the merger.

. . .

Buck Horne (Raymond James & Associates, Inc., Research Division)

Just a quick question on capital allocation thoughts going into year-end. I fully appreciate that you guys are somewhat limited on repurchases until the deal closes, and you still have to get through the special dividend process and all those calculations. But thinking out maybe into early next year, if this massive public versus private market timber disconnects were to persist. I’m wondering as you’ve had a chance to kind of evaluate both the combined portfolios, what would your thoughts be around potentially accelerating some noncore timber dispositions to try to either prove out this disconnect or reallocate capital to more accretive uses?

Mark D. McHugh

Yes. Maybe just at a high level from a capital allocation standpoint, recognizing that we’re anticipating the merger with PotlatchDeltic to close early next year. As we discussed in the merger call a few weeks ago, I’d say the Rayonier and PotlatchDeltic share a very similar philosophy on capital allocation. I’d say we’ve both been nimble and opportunistic with a view towards building long-term value per share. We both shied away from putting out prescriptive targets as market conditions and the merits of different capital allocation strategies can certainly change over time. And sometimes it can change pretty rapidly.

I’d say the playbook we’ve followed historically as two separate companies will likely be very similar going forward as a combined company. We laid out some of those key capital allocation priorities in the presentation materials for the merger call. That includes maintaining an investment-grade balance sheet, growing our dividend over time and investing in growth opportunities, when we think it makes sense to do so. To your point, we also see share buybacks is very compelling at the current share price, and we expect to have ample flexibility to be opportunistic on that front after we close the merger as well, recognizing that at least in the near term, we will be navigating some of these regulatory hurdles.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at https://www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.